United States

Securities and Exchange Commission

Washington, DC. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AMCOL International Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02341W

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 02341W

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Leslie A. Weaver
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a): ☐ (b): ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 759,791
6. Shared Voting Power 3,503,281
7. Sole Dispositive Power 759,791
8. Shared Dispositive Power 3,503,281

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,263,072
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 14.02%

12.	Type of Reporting Person (See Instructions) IN

Item 1	(a).	Name of Issuer

AMCOL International Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices

1500 West Shure Drive, Suite 500 Arlington Heights, Illinois 60004

Item 2	(a).	Name of Person Filing

Leslie A. Weaver

Item 2	(b).	Address of Principal Business Office or, if none, Residence

1780 Happ Road Northbrook, Illinois 60062

Item 2	(c).	Citizenship

United States of America

Item 2	(d).	Title of Class of Securities

Common Stock

Item 2	(e).	CUSIP Number

02341W

Item 3.	Not Applicable

Item 4.	Ownership

	(a)	Amount beneficially owned: 4,263,072

	(b)	Percent of class: 14.53%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 759,791

		(ii)	Shared power to vote or to direct the vote 3,503,281

		(iii)	Sole power to dispose or to direct the disposition of 759,791

		(iv)	Shared power to dispose or to direct the disposition of

3,503,281

Item 5.	Ownership of Five Percent or Less of a Class : Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person :

Of the 4,263,072 shares beneficially owned by the reporting person, 3,151,751 are held as co-trustee and beneficiary of the Paul Bechtner Trust; 24,421 are held as trustee of GST Marital trust; 178,231 are held as a director of a foundation; 41,631 are held by the reporting person’s spouse; and 131,668 are held by the reporting person’s children.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company : Not Applicable

Item 8.	Identification and Classification of Members of the Group : Not Applicable.

Item 9.	Notice of Dissolution of Group : Not Applicable

Item 10.

Certification :

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2009
Date

/s/ Leslie A. Weaver
Signature

Leslie A. Weaver
Name/Title